Exhibit 99.1

First Patient Dosed in SAR’514 / IPH6401 Phase 1/2 Clinical Trial in Relapsed/Refractory Multiple Myeloma

  Partner Sanofi advances SAR’514 / IPH6401, a trifunctional anti-BCMA NKp46xCD16 NK cell engager from a joint research collaboration between Innate Pharma and Sanofi, to first-in-human clinical trial in relapsed/refractory Multiple Myeloma (RRMM) and Relapsed/Refractory Light-chain Amyloidosis (RRLCA)
  Second molecule from Innate’s multi-specific NK cell engager platform ANKET® to progress to the clinic

MARSEILLE, France--(BUSINESS WIRE)--July 11, 2023--Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that the first patient was dosed in a Sanofi-sponsored Phase 1/2 clinical trial (NCT05839626), evaluating SAR’514 / IPH6401 in relapsed/refractory Multiple Myeloma (RRMM) and Relapsed/Refractory Light-chain Amyloidosis (RRLCA)1.

SAR’514 is a trifunctional anti-BCMA NKp46xCD16 NK cell engager, using Sanofi’s proprietary CROSSODILE® multi-functional platform, which comprises the Cross-Over-Dual-Variable-Domain (CODV) format. It induces a dual targeting of the NK activating receptors, NKp46 and CD16, for an optimized NK cell activation, based on Innate’s ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.

The purpose of the dose escalation and dose expansion study is to evaluate the safety, pharmacokinetics and preliminary efficacy of SAR’514 in monotherapy in patients with RRMM and RRLCA.

Joyson Karakunnel, MD, MSc, FACP, Chief Medical Officer at Innate Pharma “We are pleased to see a second molecule from our ANKET® platform reaching the clinic. In addition to the targeting of the tumor antigen BCMA, SAR’514 / IPH6401 co-engages the two activating receptors NKp46 and CD16 to leverage the advantages of harnessing NK cell effector functions against cancer cells and thus has the potential to be a new innovative option for patients living with Relapsed/Refractory Multiple Myeloma or Light-chain Amyloidosis.”

Peter Adamson, MD, Global Development Head, Oncology, Sanofi “We are excited to see our collaboration with Innate Pharma continue to move forward, leveraging scientific advances in our understanding of the potential of NK cells to impact cancer. Our first patient dosed with SAR’514 / IPH6401 is indeed welcome news. We look forward to data as it emerges, with the goal of improving the outcome for patients with relapsed/refractory multiple myeloma (RRMM) or relapsed/refractory light-chain amyloidosis (RRLCA).”

The start of the trial has triggered a milestone payment from Sanofi to Innate, which is part of a previously announced research collaboration with Sanofi.

More information about the Phase 1/2 trial can be found on clinicaltrials.gov.

About ANKET®

ANKET® (Antibody-based NK cell Engager Therapeutics) is Innate's proprietary platform for developing next-generation, multi-specific natural killer (NK) cell engagers to treat certain types of cancer.

This versatile, fit-for-purpose technology is creating an entirely new class of molecules to induce synthetic immunity against cancer.

About the Innate-Sanofi agreements:

The Company has a research collaboration and license agreement with Sanofi to apply Innate’s proprietary technology to the development of innovative multi-specific antibody formats engaging NK cells through the activating receptors NKp46 and CD16 to kill tumor cells.

Under the terms of the 2016 research collaboration and license agreement, Sanofi is responsible for the development, manufacturing and commercialization of products resulting from the research collaboration, which includes IPH6101/SAR’579 (Trifunctional anti-CD123 NKp46xCD16 NK cell engager) and IPH6401/SAR’514 (Trifunctional anti-BCMA NKp46xCD16 NK cell engager). As part of the 2016 agreement, Innate Pharma will be eligible to up to €400m in development and commercial milestone payments as well as royalties on net sales.

Another license agreement was entered in December 2022, which includes IPH62 and 2 options.

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com and follow us on Twitter and LinkedIn.

Information about Innate Pharma shares

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

1 Amyloidosis is a disease linked to the accumulation in various organs and tissues of deposits of amyloid substance made up of monoclonal light chains forming insoluble fibrils. These deposits progressively impair the functioning of the affected organs and tissues. Up to 30% of patients with multiple myeloma have coexisting subclinical primary amyloidosis (Rajkumar SV, Gertz MA, Kyle RA. Primary systemic amyloidosis with delayed progression to multiple myeloma. Cancer. 1998;82:1501–5).

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Arthur Rouillé
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